Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

BY AND AMONG

ACOSTA, INC.,

ACOSTA FRONTLINE, LLC,

ALLOY MEDIA, LLC,

AND

ALLOY, INC.

Dated as of June 7, 2010

TABLE OF CONTENTS

ARTICLE 1 PURCHASE AND SALE OF ASSETS		1

1.1	PURCHASE AND SALE OF ASSETS	1
1.2	EXCLUDED ASSETS	2
1.3	ASSUMPTION OF LIABILITIES	3
1.4	EXCLUDED LIABILITIES	4
1.5	CLOSING	4
1.6	CLOSING DELIVERIES	4
1.7	CONSENTS OF THIRD PARTIES	5
1.8	FURTHER ASSURANCES	6
1.9	TRANSFER TAXES	6

ARTICLE II PURCHASE PRICE		6

2.1	PURCHASE PRICE	6
2.2	WORKING CAPITAL ADJUSTMENT	6
2.3	ACCOUNTS RECEIVABLE HOLDBACK	8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE SELLER AND ALLOY		9

3.1	ORGANIZATION; GOOD STANDING; QUALIFICATION AND POWER	9
3.2	AUTHORITY; ENFORCEABILITY; NO CONFLICT; CONSENTS	9
3.3	FINANCIAL STATEMENTS	10
3.4	ABSENCE OF CHANGES	10
3.5	TAX MATTERS	12
3.6	TITLE TO AND CONDITION OF ASSETS	12
3.7	INTELLECTUAL PROPERTY	13
3.8	CONTRACTS	15
3.9	TERRITORIAL RESTRICTIONS	16
3.10	LITIGATION	16
3.11	ACCOUNTS RECEIVABLE	16
3.12	ACCOUNTS PAYABLE AND ACCRUED EXPENSES	17
3.13	COMPLIANCE WITH LAWS; PERMITS	17
3.14	EMPLOYEE MATTERS	17
3.15	BROKERS	18
3.16	CERTAIN BUSINESS PRACTICES	18
3.17	SOLVENCY	18
3.18	VENUE ARRANGEMENTS	18
3.19	ADVERTISERS	18
3.20	INTERNAL CONTROLS	19
3.21	INVENTORY	19

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND THE BUYER		19

4.1	ORGANIZATION; GOOD STANDING; QUALIFICATION AND POWER	19
4.2	AUTHORITY; ENFORCEABILITY; NO CONFLICT; CONSENTS	19
4.3	NO BROKERS	20
4.4	LITIGATION	20

ARTICLE V ADDITIONAL AGREEMENTS		20

5.1	PUBLIC ANNOUNCEMENTS	20
5.2	LITIGATION COOPERATION	20
5.3	USE OF NAMES	21
5.4	ACCOUNTS RECEIVABLE/COLLECTIONS	21
5.5	EMPLOYMENT MATTERS	21

ARTICLE VI INDEMNIFICATION		22

i

6.1	CERTAIN DEFINITIONS	22
6.2	INDEMNIFICATION	23
6.3	LIMITATIONS	24
6.4	ASSERTION OF CLAIMS	25
6.5	DEFENSE OF THIRD PARTY CLAIMS	25
6.6	SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS	26
6.7	SOLE AND EXCLUSIVE REMEDY	26

ARTICLE VII MISCELLANEOUS		26

7.1	EXPENSES	27
7.2	ENTIRE AGREEMENT	27
7.3	INTERPRETATION	27
7.4	NOTICES	27
7.5	COUNTERPARTS	29
7.6	GOVERNING LAW; VENUE	29
7.7	BENEFITS OF AGREEMENT	29
7.8	PRONOUNS	30
7.9	AMENDMENT, MODIFICATION AND WAIVER	30
7.10	NO THIRD PARTY BENEFICIARIES	30
7.11	INTERPRETATION	30
7.12	NO JOINT VENTURE	30
7.13	SEVERABILITY	30
7.14	DEFINITION OF KNOWLEDGE	30
7.15	SPECIFIC PERFORMANCE	30
7.16	REPRESENTATION BY LEGAL COUNSEL	31
7.17	BULK SALES LAW	31
7.18	WAIVER OF JURY TRIAL	31

EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit B	Form of Trademark Assignment
Exhibit C	Transition Services Agreement

SCHEDULES

Schedule 1.1(a)	Media Boards
Schedule 1.1(b)	Assigned Contracts
Schedule 1.1(c)	Personal Property
Schedule 1.1(d)	Credits, Refunds, Prepaid Expenses Etc.
Schedule 1.1(h)	Telephone and Fax Numbers and Email Addresses
Schedule 1.2(h)	Certain Excluded Assets
Schedule 1.3(d)	Assumed Liabilities
Schedule 2.1	Seller Wire Transfer Instructions
Schedule 2.2(a)	Current Assets and Current Liabilities
Schedule 2.2(b)	Working Capital Statement
Schedule 3.3(a)	Financial Statements
Schedule 5.5(a)	Transferred Employees

Disclosure Schedule

INDEX TO DEFINED TERMS

Accountant’s Working Capital	2.2(d)
Accounts Receivable	1.1(e)
Acquired Assets	1.1
Actions	3.10(a)
Adjusted A/R Holdback Amount	2.3(a)
Advertising Contracts	3.12(a)
Affiliate	6.1(a)
Agreement	Preamble
Alloy	Preamble
A/R Holdback Amount	2.3
Assigned Contracts	1.1(b)
Assumed Liabilities	1.3
Bill of Sale	1.6(a)
Business	Preamble
Business Day	1.5
Business Intellectual Property	3.7(j)
Buyer	Preamble
Buyer Event of Indemnification	6.2(b)
Buyer Indemnified Person	6.1(c)(i)
Buyer Indemnifying Persons	6.2(b)
Buyer’s Working Capital Statement	2.2(c)
Cap	6.3(a)(ii)
Closing	1.5
Closing Date	1.5
Code	5.5(d)
Commencement Date	5.5(a)
Contracts	3.8
Copyrights	3.7(j)
Current Assets	2.2(a)(i)
Current Liabilities	2.2(a)(ii)
Damages	1.1(f)
Databases	3.7(i)
Deductible	6.3(a)(i)
Disclosure Schedule	Article III
Dispute Notice	2.2(d)
Employee Plans	3.14(b)
Encumbrances	3.2
ERISA	3.14(b)
Estimated Working Capital	2.2(b)
Event of Indemnification	6.1(b)
Excluded Assets	1.2
Excluded Liabilities	1.4
Final Working Capital	2.2(d)
Financial Statements	3.3(a)
Governmental Authority	3.2
Governmental Authorizations	3.13

Indebtedness	1.1
Indemnified Persons	6.1(c)
Indemnifying Person	6.1(d)
Independent Accountant	2.2(d)
Intellectual Property	3.7(j)
Interim Balance Sheet	3.3(a)(i)
Interim Financial Statements	3.3(a)(i)
Liability	3.5
License Agreements	3.7(b)
Licensed Intellectual Property	3.7(b)
Losses	6.1(e)
Material Adverse Effect	3.4
Material Advertiser	3.19
Measurement Date	2.3
Measurement Date A/R Amount	2.3
Measurement Date Notice	2.3
Neutral Accountant	2.3(d)
Notice of Claim	6.4(a)
Parent	Preamble
Patent	3.7(j)
Permitted Encumbrance	3.6(a)
Person	3.2
Personally Identifiable Information	3.7(i)
Public Announcement	5.1
Purchase Price	2.1
Related Agreements	1.6(b)
Seller	Preamble
Seller Employee	5.5(c)
Seller Event of Indemnification	6.2(a)
Seller Fundamental Representations	6.3(a)(i)
Seller Indemnified Persons	6.1(c)(ii)
Seller Indemnifying Person	6.2(a)
Survival Date	6.6
Tax	3.5
Tax Returns	3.5
Taxes	3.5
Third Party Claim	6.5
Trade Secrets	3.7(j)
Trademark Assignment	1.6(b)
Trademarks	3.7(j)
Transferred Employee	5.5(a)
Working Capital	2.2(a)(iii)
Working Capital Statement	2.2(b)

v

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of June 7, 2010, is made by and among Acosta, Inc., a Delaware corporation (“Parent”), Acosta Frontline, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (the “Buyer”), Alloy Media, LLC, a Delaware limited liability company (the “Seller”), and Alloy, Inc., a Delaware corporation and the indirect parent of the Seller (“Alloy”), solely for the purposes of Article III, Article V, Article VI and Article VII.

WHEREAS, the Seller is engaged in, among other things, the business of placing in-store advertising via media frames in retail stores (the “Business”); and

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Seller wishes to sell to the Buyer, and the Buyer wishes to purchase from the Seller, substantially all of the assets owned, used or held by the Seller exclusively in connection with the operation of the Business, subject to certain liabilities associated with such assets as expressly set forth herein; and

WHEREAS, simultaneous with the execution and delivery of this Agreement, the Buyer is entering into Employment Agreements with Jeff Myers, Lili Mahlab, Wade Robinson and Paul Kessinger, copies of which have been provided to the Seller.

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and the representations, warranties, covenants, agreements, conditions and promises contained herein, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

1.1 Purchase and Sale of Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall sell, transfer, assign and deliver to the Buyer, and relinquish to the Buyer in perpetuity, free and clear of all Encumbrances other than Permitted Encumbrances, all right, title and interest in and to all of the assets, properties, rights, interests and goodwill of the Seller that are used by the Seller solely and exclusively in connection with the operation of the Business, including, without limitation, the following (the “Acquired Assets”):

(a) all media boards and display forms of the Seller used exclusively in connection with the Business, including those listed in Schedule 1.1(a) attached hereto;

(b) all right, title and interest of the Seller in, to and under all Contracts to which the Seller is a party that relate exclusively to the operation of the Business, including those listed in Schedule 1.1(b) attached hereto, and all outstanding offers or solicitations made by or to Seller to enter into any Contracts (collectively, the “Assigned Contracts”);

(c) all personal property of the Seller listed in Schedule 1.1(c) attached hereto;

(d) all right, title and interest of the Seller with respect to all credits, refunds, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items listed in Schedule 1.1(d) attached hereto;

(e) all accounts receivable and other rights to payment payable or otherwise owed to the Seller arising solely from the operation of the Business by the Seller (collectively, the “Accounts Receivable”) (for the avoidance of doubt, for purposes of this Agreement the term Accounts Receivable shall not include any accounts receivable or other rights to payment generated on or after the Closing Date);

(f) all right, title and interest of the Seller to and in respect of the Business Intellectual Property, including the names “Frontline” and “Frontline Marketing” and all goodwill associated therewith, licenses and sublicenses granted in respect thereto and rights thereunder, together with all claims against third parties for profits and all costs, losses, claims, liabilities, fines, penalties, damages and expenses (including interest which may be imposed in connection therewith), court costs and reasonable fees and disbursements of counsel, consultants and expert witnesses (collectively, “Damages”) incurred by reason of the past infringement, alleged infringement, unauthorized use or disclosure or alleged unauthorized use or disclosure of any Business Intellectual Property together with the right to sue for, and collect the same, or to sue for injunctive relief, for the Buyer’s own use and benefit, and for the use and benefit of its successors, assigns or other legal representatives;

(g) to the extent permitted by law, all books, records, information, files, manuals and other materials maintained by or on behalf of the Seller solely in connection with the operation of the Business in any medium (including, where available, digital media), including, without limitation, all customer, supplier and mailing lists, advertising materials, research files and correspondence, market research studies and surveys, operating data and plans, production data, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), equipment repair, maintenance and service records, sales and promotional materials and records, purchasing and billing records, research and development files, data, intellectual property disclosures, media materials, accounting files and records, sales order files, personnel files and all lists of and all rights in and to the information contained therein, all to the extent relating solely and exclusively to the operation of the Business, provide that the Seller may maintain a copy of such books, records and other information;

(h) all right, title and interest of the Seller to all telephone numbers, facsimile numbers and e-mail addresses listed in Schedule 1.1(h) attached hereto; and

(i) all goodwill of the Business.

1.2 Excluded Assets. Notwithstanding anything to the contrary in Section 1.1, the following assets, properties, rights, interests and goodwill of the Seller are to be retained by the Seller and shall not constitute Acquired Assets (collectively, the “Excluded Assets”):

(a) all rights of the Seller under this Agreement and the agreements and instruments executed and delivered to the Seller by the Buyer pursuant to this Agreement and all right, title and interest in and to all Contracts to which the Seller is a party or is otherwise bound other than the Assigned Contracts;

(b) all minute books and corporate records of the Seller;

(c) subject to the provisions of Sections 1.1(d), all right, title and interest of the Seller with respect to all cash and bank accounts of the Seller;

(d) all insurance policies of the Seller;

(e) all Employee Plans of the Seller;

(f) all telephone numbers, facsimile numbers and e-mail addresses except as listed in Schedule 1.1(h);

(g) all Intellectual Property of the Seller other than Business Intellectual Property;

(h) those assets specifically set forth in Schedule 1.2(h) attached hereto;

(i) all other assets, properties, rights, interests and goodwill of the Seller that do not constitute Acquired Assets; and

(j) the use of the names “Frontline” and “Frontline Marketing” solely for purposes of transitioning the Business to the Buyer, public announcements and for winding down the operation of the Business by the Seller and Alloy.

1.3 Assumption of Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Buyer shall assume from the Seller the following, and only the following, Liabilities (the “Assumed Liabilities”):

(a) all Liabilities of the Seller arising after the Closing under the Assigned Contracts;

(b) all accounts payable or accrued expenses of the Seller arising from the operation of the Business outstanding as of the Closing Date to the extent reflected in the calculation of the Final Working Capital, but only in the amounts so reflected;

(c) all Liabilities for accrued and unpaid vacation and sick days for all Transferred Employees;

(d) those Liabilities set forth in Schedule 1.3(d) attached hereto; and

(e) all Liabilities related to the operation of the Business by the Buyer following the Closing Date (it being understood that except as set forth in this Section 1.3, the Buyer is not responsible for any Liabilities of the Seller occurring prior to the Closing Date).

1.4 Excluded Liabilities. Except as and to the extent expressly assumed pursuant to Section 1.3, neither Parent nor the Buyer shall assume any Liabilities of the Seller, all of which will be retained and satisfied by the Seller (the “Excluded Liabilities”).

1.5 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place simultaneously with the execution of this Agreement on the date of this Agreement (the “Closing Date”) at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, NY. The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. on the Closing Date. As used herein, the term “Business Day” shall mean any day other than a Saturday, Sunday or day on which banks are permitted to close in New York, New York.

1.6 Closing Deliveries. The following documents and instruments shall be delivered, and the following actions shall be taken, at the Closing:

(a) the Seller and the Buyer shall execute and deliver to one another a bill of sale, assignment and assumption agreement in the form of Exhibit A attached hereto (the “Bill of Sale”) pursuant to which the Seller will transfer and assign to the Buyer the Acquired Assets and the Buyer will assume from the Seller the Assumed Liabilities;

(b) the Seller will execute and deliver to the Buyer a trademark assignment in the form of Exhibit B attached hereto (the “Trademark Assignment”) pursuant to which the Seller will transfer and assign to the Buyer the Trademarks being acquired by the Buyer pursuant to this Agreement;

(c) the Seller and Buyer will execute and deliver to one another a transition services agreement in the form of Exhibit C attached hereto (the “Transition Services Agreement” and together with the Bill of Sale and the Trademark Assignment, the “Related Agreements”);

(d) the Seller and Alloy will deliver to Parent and the Buyer certificates of officers of the Seller and Alloy, dated as of the Closing Date, certifying in their respective corporate capacities as to and attaching (if applicable): (i) true and correct copies of the certificate of formation of the Seller and the certificate of incorporation of Alloy as in effect on the Closing Date; (ii) the incumbency of the officers executing this Agreement and the Related Agreements to which the Seller and Alloy are a party on behalf of the Seller or Alloy and (iii) true and correct copies of resolutions of the Board of Directors of Alloy and the Board of Managers of the Seller authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and the acts of the officers of the Seller or Alloy in carrying out the terms and provisions hereof; and the Seller and Alloy shall deliver to the Buyer certificates of good standing with respect to the Seller and Alloy from the Secretary of the State of the state of incorporation of the Seller and Alloy, which certificates shall be dated as of a recent date; and

(e) Parent and the Buyer will deliver to the Seller certificates of officers of Parent and the Buyer, dated as of the Closing Date, certifying in their respective corporate capacities as to and attaching (if applicable): (i) true and correct copies of the organizational documents of Parent and the Buyer as in effect on the Closing Date; (ii) the incumbency of the officers executing this Agreement and the Related Agreements to which each of Parent and the Buyer is a party on behalf of Parent or the Buyer, as applicable, and (iii) true and correct copies of resolutions of the Board of Directors of Parent and the Buyer authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and the acts of the officers of Parent and the Buyer in carrying out the terms and provisions hereof; and Parent and the Buyer shall deliver to the Seller certificates of good standing with respect to Parent and the Buyer from the Secretary of the State of the state of incorporation or organization of Parent and the Buyer, which certificates shall be dated as of a recent date.

1.7 Consents of Third Parties.

(a) Notwithstanding anything in this Agreement or in any Related Agreement to the contrary, neither this Agreement nor any such Related Agreement shall constitute an agreement to assign or otherwise transfer, or require the Buyer to assume any obligations under, any Assigned Contract if an attempted assignment or transfer thereof would, without the consent of a third party to such assignment or transfer, constitute a breach thereof, would be ineffective, would affect adversely the rights of the Buyer thereunder or would violate any applicable law. If any such consent has not been obtained as of the Closing Date the Buyer shall use its commercially reasonable efforts to obtain such consent following the Closing, and the Seller will provide reasonable cooperation to the Buyer in seeking to obtain any such consent. The Buyer shall pay and discharge any and all out-of-pocket costs or expenses of seeking to obtain or obtaining any such consent or approval after the Closing Date.

(b) If any Assigned Contract is not transferred to the Buyer at the Closing pursuant to this Agreement, the Seller shall cooperate with the Buyer in any reasonable arrangement designed to provide for the Buyer all of the benefits of, and to have the Buyer assume the burdens, liabilities, obligations and expenses expressly assumed by the Buyer hereunder with respect to, such Assigned Contract. In such event, until such consent has been obtained, (i) the Buyer shall use commercially reasonable efforts to perform in the Seller’s name all of the Seller’s obligations with respect to each Assigned Contract and (ii) the Seller shall take all actions reasonably requested by the Buyer to enforce for the benefit of the Buyer any and all rights of the Seller with respect to any such Assigned Contract. Buyer shall indemnify and hold the Seller and Alloy harmless from any and all Losses arising from Buyer’s performance of any such Assigned Contract prior to it being transferred to the Buyer other than damages arising solely from a claim against the Seller or Alloy by any party to any such Assigned Contract alleging that such Assigned Contract was assigned in violation of provisions in any such Assigned Contract that prohibit assignment without consent. Notwithstanding any provision of this Agreement to the contrary, neither the Seller nor Alloy shall have any Liability whatsoever to the Buyer (including any Liability pursuant to Article VI) with respect to any Losses suffered or incurred by the Buyer arising out of or resulting from the failure to obtain any consent required under any Assigned Contract in connection with the transactions contemplated by this Agreement or from either party’s performance of its obligations pursuant to this Section 1.7.

(c) The Seller hereby authorizes the Buyer to perform all of its obligations after the Closing with respect to all Assigned Contracts that are not assigned to the Buyer at the Closing. The Seller agrees to remit promptly to the Buyer all collections or payments received by the Seller in respect of all such Assigned Contracts, and shall hold all such collections or payments in trust for the benefit of, and promptly pay the same over to, the Buyer; provided, however, that nothing herein shall create or provide any rights or benefits in or to third parties. If, following the efforts of the parties pursuant to this Section 1.7, an Assigned Contract is unable to be transferred to the Buyer pursuant to the applicable transfer provisions contained herein, the Seller and the Buyer shall cooperate in any reasonable arrangement designed to give the Buyer, as nearly as possible, the same economic benefits, and to have the Buyer assume the same burdens, liabilities, obligations and expenses, as if such transfer had been consummated in accordance with the provisions hereof; provided, however, that nothing herein shall create or provide any rights or benefits in or to third parties.

1.8 Further Assurances. At any time and from time to time after the Closing, at the request of the Seller or the Buyer and without further consideration, the parties will execute and deliver such other instruments of sale, transfer, conveyance, assignment, confirmation and assumption, and will take such further action, as may be reasonably requested in order to more effectively transfer, convey and assign to the Buyer, and to confirm the Buyer’s title in and to, the Acquired Assets, and to effect the assumption of the Assumed Liabilities by the Buyer, and each of the parties shall execute such other documents and take such further action as may be reasonably required or desirable to carry out the provisions of this Agreement and the transactions contemplated hereby.

1.9 Transfer Taxes. All sales (including, without limitation, bulk sales), transfer and similar Taxes, if any, payable in connection with the transactions contemplated hereby shall be paid by the Buyer.

ARTICLE II

PURCHASE PRICE

2.1 Purchase Price. Subject to the provisions of Section 2.2 and Section 2.3, as consideration for the sale of the Acquired Assets to the Buyer hereunder, in addition to the Buyer’s assumption of the Assumed Liabilities, the Buyer shall pay to the Seller at the Closing an amount equal to $36,000,000 (the “Purchase Price”) in cash, by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth in Schedule 2.1.

2.2 Working Capital Adjustment.

(a) For purposes of this Section 2.2, the following terms shall have the following meanings:

(i) “Current Assets” shall mean the current assets of the Seller included in the Acquired Assets as of the Closing Date determined in accordance with GAAP as applied on a consistent basis by the Seller, subject to the principles and adjustments set forth on Schedule 2.2(a) attached hereto, it being understood that all Accounts Receivable shall be credited at face value with no reserve or allowance for doubtful accounts.

(ii) “Current Liabilities” shall mean the current liabilities of the Seller included in the Acquired Assets as of the Closing Date determined in accordance with GAAP as applied on a consistent basis by the Seller, subject to the principles and adjustments set forth on Schedule 2.2(a) attached hereto.

(iii) “Working Capital” shall mean Current Assets less Current Liabilities.

(b) Attached hereto as Schedule 2.2(b) is a certificate (the “Working Capital Statement”), setting forth in reasonable detail the Seller’s good faith calculation of the Working Capital (“Estimated Working Capital”).

(c) Within forty-five (45) days following the Closing, the Buyer shall deliver to the Seller a certificate setting forth in reasonable detail the Buyer’s good faith calculation of the Working Capital (the “Buyer’s Working Capital Statement”).

(d) The Seller shall have forty-five (45) days from receipt of the Buyer’s Working Capital Statement to provide written notice to the Buyer that it disputes the Buyer’s Working Capital Statement (a “Dispute Notice”), which Dispute Notice shall provide a reasonably detailed description of such dispute and the Seller’s calculation of the Working Capital. If the Seller does not timely deliver a Dispute Notice to the Buyer, or if the Seller notifies the Buyer that the Seller has no objection to the Buyer’s Working Capital Statement, the Buyer’s determination of the Working Capital set forth in the Buyer’s Working Capital Statement shall be final and binding on all parties and the Purchase Price shall be adjusted in accordance with the provisions of Section 2.2(e). If the Seller timely delivers a Dispute Notice to the Buyer and the Buyer and the Seller are unable to mutually agree on the Working Capital within ten (10) Business Days following receipt by the Buyer of the Dispute Notice, the Buyer and the Seller shall mutually agree on an independent public accounting firm (the “Independent Accountant”) to review the Working Capital Statement, the Buyer’s Working Capital Statement and the Dispute Notice (and all related information) in accordance with GAAP as applied on a consistent basis by the Seller, subject to the principles and adjustments set forth on Schedule 2.2(a) attached hereto, which review shall include a determination of the Working Capital (the Working Capital as determined by the Independent Accountant, the “Accountant’s Working Capital”), which determination shall be final and binding on all parties absent manifest error. The costs of the Independent Accountant shall be borne by the party (either the Buyer or the Seller) whose determination of the Working Capital (as set forth in the Buyer’s Working Capital Statement, for the Buyer, or in the Dispute Notice, for the Seller) was farthest from the determination of the Accountant’s Working Capital, or equally by the Buyer, on the one hand, and the Seller, on the other hand, if the determination by the Independent Accountant is equidistant between the determinations of the parties. For purposes hereof, “Final Working Capital” shall equal (i) the Estimated Working Capital, if the Buyer does not timely deliver a Buyer’s Working Capital

Statement in accordance with the provisions hereof (or agrees that it does not object to the Working Capital Statement), (ii) the Working Capital set forth in the Buyer’s Working Capital Statement, if the Buyer timely delivers the Buyer’s Working Capital Statement in accordance with the provisions hereof and the Seller does not timely deliver a Dispute Notice (or agrees that the Seller does not object to the Buyer’s Working Capital Statement), (iii) the Working Capital as mutually agreed upon by the Buyer and the Seller upon the resolution of any dispute regarding Working Capital pursuant hereto or (iv) the Accountant’s Working Capital, if the Independent Accountant is engaged and delivers a calculation of Accountant’s Working Capital.

(e) Within two (2) Business Days following the determination of the Final Working Capital, the Buyer shall pay to the Seller, by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth in Schedule 2.1, an amount equal to the Final Working Capital minus the lesser of (i) the uncollected Accounts Receivable as of the date of determination of the Final Working Capital and (ii) One Million Five Hundred Thousand Dollars ($1,500,000) (“A/R Holdback Amount”), provided, however if the A/R Holdback Amount exceeds the Final Working Capital, the Seller shall pay the Buyer by wire transfer of immediately available funds an amount equal to the difference in order to fully fund the A/R Holdback Amount.

2.3 Accounts Receivable Holdback.

(a) On each Measurement Date (as defined below), the Buyer shall calculate, at face value, the aggregate amount of uncollected Accounts Receivable as of each such Measurement Date (the “Measurement Date A/R Amount”) and within fifteen (15) days following each Measurement Date shall provide the Seller with a notice (the “Measurement Date Notice”) setting forth the amount by which the A/R Holdback Amount, as reduced by any payment(s) to the Seller from the A/R Holdback Amount prior to such Measurement Date (the “Adjusted A/R Holdback Amount”), exceeds the Measurement Date A/R Amount, if any. To the extent that the Adjusted A/R Holdback Amount on any Measurement Date exceeds such Measurement Date A/R Amount, the Buyer shall, within one (1) Business Day of delivery of the applicable Measurement Date Notice pay to the Seller, by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth in Schedule 2.1, an amount equal to the difference between the Adjusted A/R Holdback Amount and the Measurement Date A/R Amount with respect to such Measurement Period. In the event that the Measurement Date A/R exceeds that the Adjusted A/R Holdback Amount as of such Measurement Date, the Buyer shall deliver the Measurement Date Notice but will not be obligated to make any payments to the Seller with respect to such Measurement Date.

(b) In the event that the full A/R Holdback Amount has not been paid to the Seller following the final Measurement Date Notice, the Buyer will assign all uncollected Accounts Receivable to the Seller. The Buyer, to the extent requested by the Seller will transfer, convey and assign all uncollected Accounts Receivable as of such date and will take such further action as may be reasonably requested in order to more effectively assign any uncollected Accounts Receivable to the Seller. In addition, if, following the final Measurement Date, the Buyer receives any payment on account of any uncollected Account Receivable that the Buyer had subsequently assigned to the Seller, the Buyer shall promptly remit such amount the Seller.

(c) In the event that prior to the final Measurement Date, the Seller receives payment on any uncollected Accounts Receivable directly, the Seller shall remit such amount(s) to the Buyer on a monthly basis.

For purposes of this Agreement “Measurement Date” means (i) the date that is the first full fiscal month end of the Buyer following the date that the Final Working Capital is determined pursuant to Section 2.2(e) and (ii) the last day of each fiscal month end of the Buyer thereafter, continuing for a period of six (6) months from the first Measurement Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER AND ALLOY

The Seller and Alloy, jointly and severally, hereby represent and warrant to Parent and the Buyer that, except as disclosed in the disclosure schedule (the “Disclosure Schedule”) attached hereto and dated as of the Closing Date:

3.1 Organization; Good Standing; Qualification and Power. Each of Seller and Alloy (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and (ii) has all requisite corporate or limited liability company power to enter into this Agreement and each of the Related Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The Seller has delivered to the Buyer true and complete copies of the organizational documents of the Seller, in each case as amended to the date hereof.

3.2 Authority; Enforceability; No Conflict; Consents. The execution, delivery and performance by the Seller and Alloy of this Agreement and each of the Related Agreements to which the Seller or Alloy is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Seller and Alloy. The Seller and Alloy have duly executed and delivered this Agreement and each of the Related Agreements to which it is a party. This Agreement and each such Related Agreement constitutes the legal, valid and binding obligations of the Seller and Alloy, enforceable against them in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the rights of creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Except as set forth in Section 3.2 of the Disclosure Schedule, neither the execution, delivery and performance of this Agreement or the Related Agreements to which they are a party, nor the consummation by the Seller or Alloy of the transactions contemplated hereby or thereby, nor compliance by the Seller or Alloy with any provision hereof or thereof will conflict with, result in any breach or violation of, cause a default under (with or without due notice, lapse of time or both), give rise to any right of termination, amendment, cancellation or acceleration of any obligation contained in or the loss of any benefit under or result in the creation of any Encumbrance on or against any of the Acquired Assets under any term, condition or provision of (x) the organization documents of the Seller or Alloy, as amended through the date hereof, (y) any Assigned Contract or (z) any law, statute, rule, regulation, order, writ, injunction, decree, permit, concession, license or franchise of any federal, state, municipal, foreign or other governmental court, department, commission, board, bureau, agency or instrumentality (“Governmental Authority”) applicable to the Seller or Alloy or any of their properties, assets or rights. Except as set forth in Section 3.2 of the Disclosure Schedule, no permit, authorization, consent or approval of or by, or any notification of or filing with, any Governmental Authority or other Person is required in connection with the execution, delivery and performance by the Seller or Alloy of this Agreement or any of the Related Agreements or the consummation by the Seller or Alloy of the transactions contemplated hereby or thereby. As used in this Agreement, the term “Encumbrances” means any mortgage, pledge, security interest, claim, lien (including any lien for Taxes), charge, encumbrance (including, without limitation, any leasehold interests, licenses or other rights, in favor of a third party or Seller or Alloy, to use any portion of the Acquired Assets), lease, covenant, easement, option, right of others, deed of trust, hypothecation, conditional sale, restriction (whether voting, sale, transfer, disposition, or otherwise), security interest, claim, option or judgment, in each case of any kind or nature, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, material or immaterial, known or unknown, and including all claims based on any theory that the Buyer is a successor, transferee or continuation of the Seller or the Business, and whether imposed by agreement, understanding, regulation, equity or otherwise.

3.3 Financial Statements.

(a) Attached hereto as Schedule 3.3(a) are the following financial statements (collectively, the “Financial Statements”):

(i) the unaudited balance sheet of the Business as of April 30, 2010 (the “Interim Balance Sheet”) and the related statement of income for the three-month period then ended (the “Interim Financial Statements”); and

(ii) the unaudited balance sheet of the Business as of January 31, 2010 (“Balance Sheet”) and the related statement of income for the twelve-month period then ended.

(b) The Financial Statements were prepared in accordance with the books and records of the Seller, are complete and correct in all material respects and fairly and accurately present in all material respects the financial condition of the Business as of the dates indicated and the results of operations of the Business for the respective periods indicated. The Financial Statements have been prepared in accordance with GAAP consistently applied except for the absence of footnotes and, in the case of the Interim Financial Statements, subject to changes resulting from normal year-end adjustments.

3.4 Absence of Changes. Except as set forth in Section 3.4 of the Disclosure Schedule, since January 31, 2010, the Seller has conducted the Business only in the ordinary and usual course and in a manner consistent with past practices. As amplification and not in limitation of the foregoing, since January 31, 2010, except as set forth in Section 3.4 of the Disclosure Schedule, there has not been:

(a) any material decrease in the value of any of the Acquired Assets other than ordinary depreciation consistent with past practices;

(b) any voluntary or involuntary sale, assignment, license or other disposition, of any kind, of any material asset or property of the Seller used by the Seller exclusively in connection with the operation of the Business, including, without limitation, any Intellectual Property;

(c) any Encumbrance imposed or created on any of the Acquired Assets;

(d) a Material Adverse Effect on the Business;

(e) any damage, destruction or loss of any of the material assets or properties of the Seller used by the Seller exclusively in connection with the operation of the Business by fire or other casualty, whether or not covered by insurance;

(f) any assignment, termination, modification or amendment of any Contract to which the Seller was or is a party relating solely to the operation of the Business, except for any termination, modification or amendment made in the ordinary course of business consistent with past practice and which would not, either individually or in the aggregate, be material;

(g) any notice to the Seller that any Assigned Contract has been breached, repudiated or terminated or will be breached, repudiated or terminated;

(h) any increase in the salary or other compensation of any Transferred Employee, or any increase in or any addition to other benefits to which any Transferred Employee may be entitled, other than in the ordinary course of business and consistent with past practice;

(i) any write-off of any accounts receivable or notes receivable of the Business or any portion thereof in excess of $10,000 individually or $50,000 in the aggregate, or any sale, assignment or disposition of any account e receivable of the Business (including, without limitation, by means of any factoring agreement);

(j) any material change in the manner in which the Seller extends discounts or credit to, or otherwise deals with, customers, clients or suppliers of the Business;

(k) the commencement of any Action by or against the Seller arising out of the operation of the Business by the Seller;

(l) any loss of a material customer of the Business; or

(m) any agreement, understanding, authorization or proposal, whether in writing or otherwise, for the Seller to take any of the actions specified in this Section 3.4.

For purposes of this Agreement, “Material Adverse Effect” shall mean any event, change, circumstance, effect or state of facts that is materially adverse to the business, financial condition, operations, assets, liabilities or results of operations of the Business taken as a whole; provided, however, that a Material Adverse Effect shall not include the effect of any event, change, circumstance, effect or state of facts arising out of or attributable to any of the following:

(1) the transactions contemplated by this Agreement, (2) matters generally applicable to the industry in which the Seller operates, (3) the announcement or other disclosure of the transaction, (4) any changes in the United States or global economy or capital or financial markets generally, (5) any changes in state, federal or foreign laws, including, without limitation, proposed or enacted legislation or regulatory changes or changes in GAAP or regulatory accounting principles applicable to the Seller, (6) consequences of natural disasters, hostilities, acts of terrorism or war, or any material escalation of any such hostilities, acts of terrorism or war existing as of the date of signing, or (7) failure by the Seller to meet any projected financial performance.

3.5 Tax Matters. The Seller has filed on a timely basis all Tax Returns required to have been filed by the Seller with respect to the Acquired Assets (or has properly filed for an extension with respect thereto), all such Tax Returns were complete and accurate, and the Seller has paid on a timely basis all Taxes that were due and payable as reflected on such Tax Returns. All Taxes of the Seller with respect to the Acquired Assets for tax periods through the Closing Date not yet due and payable do not exceed the accruals and reserves for Taxes set forth in the Interim Balance Sheet. All Taxes that the Seller is or was required by law to have withheld in connection with the operation of the Business or collected have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority. No unpaid tax deficiency has been asserted against or with respect to the Business or the Acquired Assets, and the Seller has not received notice of any such assertion. The Seller has not been informed by any Governmental Authority that such Governmental Authority believes that the Seller was required to file any Tax Return with respect to the Acquired Assets of the operation of the Business that was not filed. For purposes of this Agreement, the following terms shall have the following meanings: “Tax” or “Taxes” mean with respect to any Person (i) all federal, state, local, county, foreign and other taxes, assessments or other government charges, including, without limitation, any income, alternative or add on minimum tax, estimated gross income, gross receipts, sales, use, ad valorem, value added, transfer, capital stock franchise, profits, license, registration, recording, documentary, intangibles, conveyancing, gains, withholding, payroll, employment, social security (or similar), unemployment, disability, excise, severance, stamp, occupation, premium, property (real and personal), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment, charge, or tax of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority with authority in respect of Tax matters or responsible for the imposition of any such tax (domestic or foreign) whether such Tax is disputed or not, or (ii) liabilities or obligations of any nature whatsoever, due or to become due, known or unknown, accrued, absolute, contingent or otherwise (each a “Liability”), for the payment of any amounts of the type described in clause (i) above relating to any other Person as a result of being party to any agreement to indemnify such other Person, being a successor or transferee of such other Person, or being a member of the same affiliated, consolidated, combined, unitary or other group with such other Person; and “Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes and any amendment thereof.

3.6 Title to and Condition of Assets.

(a) The Seller has valid title to all of the Acquired Assets free and clear of all Encumbrances, other than Permitted Encumbrances. As used in this Agreement, “Permitted

Encumbrances” means (i) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable, and (ii) Encumbrances of carriers, warehousemen and mechanics and other like liens arising in the ordinary course of business.

(b) All tangible assets that constitute Acquired Assets are free from material defects, have been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which they presently are used and are proposed to be used.

(c) The Acquired Assets constitute all assets used by the Seller exclusively in connection with the operation of the Business as currently conducted. The Seller has the power and the right to sell, assign and transfer and the Seller will sell and deliver to the Buyer, and upon consummation of the transactions contemplated by this Agreement the Buyer will acquire, good, valid and marketable title to the Acquired Assets, free and clear of all Encumbrances.

3.7 Intellectual Property.

(a) Section 3.7(a) of the Disclosure Schedule sets forth, with respect to all Business Intellectual Property, a complete and accurate list of all Trademarks (including Internet domain name registrations and unregistered Trademarks), indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed). All registered and applied for Trademarks included in the Business Intellectual Property are currently in compliance with all legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications with respect to Trademarks, and the payment of filing, examination and maintenance fees and proof of working or use with respect to Patents), are valid and enforceable, and are not subject to any maintenance fees or actions falling due within one hundred eighty (180) days after the Closing Date.

(b) Section 3.7(b) of the Disclosure Schedule sets forth a complete and accurate list of all license agreements granting any right to use or practice any rights under any Business Intellectual Property other than off-the-shelf software (“Licensed Intellectual Property”), whether the Seller is the licensee or licensor thereunder, and any assignments, consents, forbearances to sue, judgments, orders, settlements or similar obligations relating to any Licensed Intellectual Property to which the Seller is a party or otherwise bound (collectively, the “License Agreements”), indicating for each the title, the parties, date executed, whether or not it is exclusive and the Licensed Intellectual Property covered thereby. The License Agreements are valid and binding obligations of the Seller and to the knowledge of the Seller of each other party thereto enforceable in accordance with their respective terms, and neither the Seller nor, to the knowledge of the Seller, the other party or parties thereto is or are in default thereunder and there exists no event, condition or occurrence which (with or without due notice or lapse of time, or both) would constitute such a default or alleged default by the Seller or, to the knowledge of the Seller, the other party or parties thereto of any of the foregoing. Except as set forth in Section 3.7(b) of the Disclosure Schedule, no consent of, or notice to, any Person is required under any License Agreement as a result of or in connection with, and the terms or enforceability of any License Agreement will not be affected in any manner by, the execution, delivery and performance of this Agreement or any Related Agreement, or the transactions contemplated hereby or thereby.

(c) The Business Intellectual Property constitutes all of the Intellectual Property of the Seller used by the Seller exclusively in connection with the operation of the Business as currently conducted.

(d) No royalties, honoraria or other fees are payable to any third parties for the use of or right to use any Business Intellectual Property except pursuant to the License Agreements set forth in Section 3.7(d) of the Disclosure Schedule. All inventions, discoveries, trade secrets, ideas and works, whether or not patented or patentable or otherwise protectable under law, created, prepared, developed or conceived by employees or independent contractors of the Seller in connection with the operation of the Business are the sole property of the Seller and were either created, prepared, developed or conceived by (i) employees of the Seller within the scope of their employment or (ii) by independent contractors who have duly assigned their rights to the Seller pursuant to enforceable written agreements.

(e) The Seller owns all Business Intellectual Property purported to be owned by the Seller, and has a valid, enforceable, transferable and sufficient right to use for the purposes the Seller has previously used, all Business Intellectual Property licensed by the Seller, free and clear of all Encumbrances.

(f) To the knowledge of the Seller, neither the use of any of the Business Intellectual Property nor the conduct of the Seller’s Business as currently conducted infringe upon, violate, misappropriate or make unlawful use of any Intellectual Property or other rights of any other Person. The Seller has not received notice of any allegation that the use of any Business Intellectual Property or the conduct of the Seller’s Business as currently conducted infringes upon, violates, misappropriates or makes unlawful use of any Intellectual Property or other rights of any other Person. To the knowledge of the Seller, no Person is misappropriating, infringing, violating or making unlawful use of any Business Intellectual Property. There is no Action pending or, to the knowledge of the Seller, threatened alleging that the conduct of the Business as currently conducted infringes upon, violates or constitutes the unauthorized use of the Intellectual Property or other rights of any other Person. The Seller had not threatened to bring and the Seller has not brought any Action regarding the ownership, use, validity or enforceability of any Business Intellectual Property.

(g) The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Seller’s ownership or rights in and to any of the Business Intellectual Property, require the Seller to grant to any third party any right to any Business Intellectual Property or obligate the Seller to pay any royalties or other amounts to any third party in excess of any amounts payable to such third parties prior to the Closing, nor will the consummation of the transactions contemplated hereby require the approval or consent of any Governmental Authority or other Person in respect of any Business Intellectual Property.

(h) The Seller has taken all reasonable steps in accordance with normal industry practice to protect the Business Intellectual Property, including the Seller’s rights in confidential information and Trade Secrets included in the Business Intellectual Property.

(i) Section 3.7(i) of the Disclosure Schedule describes all databases used by the Seller exclusively in connection with the operation of the Business (the “Databases”).

Following the Closing, the Databases will have at least the same information and functionality as exists prior to the Closing. No Person has any right, title or interest in or to any of the information contained in any of the Databases and the Seller has not sold, assigned, leased, transferred, permitted the use of or otherwise disclosed to any Person any information contained in any of the Databases, including any Personally Identifiable Information, other than in compliance with applicable laws. The Seller has complied and is in compliance with all applicable privacy laws in connection with the operation of the Business and all information contained in the Databases has been collected, used and maintained in accordance with all applicable privacy laws. The Seller has the right to sell and assign all of its rights in and to the Databases and all information contained therein, and any such sale and assignment will not violate any privacy policy applicable to any Personally Identifiable Information contained therein at the time it was collected. For purposes hereof, the term “Personally Identifiable Information” means information that can be used to identify or contact Persons, which may include their first and last name, physical address, e-mail address and telephone number.

(j) For purposes hereof, (i) the term “Intellectual Property” means worldwide trademarks, service marks, trade names (specifically including, without limitation, the names “Frontline” and “Frontline Marketing”), Uniform Resource Locators (URLs) and Internet domain names and applications therefor (and all interest therein), designs, logos, slogans and general intangibles of like nature, together with all goodwill related to the foregoing (including any registrations and applications for any of the foregoing) (collectively, “Trademarks”); patents (including any pending applications, any registrations, patents based on applications that are continuations, continuations-in-part, divisionals, reexamination, reissues, renewals of any of the foregoing and applications and patents granted on applications that claim the benefit of priority to any of the foregoing) (collectively, “Patents”); copyrights (including any registrations, applications and renewals for any of the foregoing) and other rights of authorship (collectively, “Copyrights”); trade secrets and other confidential information, know-how, proprietary technology, processes, formulae, algorithms, models, user interfaces, customer, supplier and user lists, databases, pricing and marketing information, inventions, marketing materials, inventions and trade dress (collectively, “Trade Secrets”); computer programs and other software, macros, scripts, source code, object code, binary code, methodologies, architecture, structure, display screens, layouts, development tools, instructions and templates; published and unpublished works of authorship, including audiovisual works, databases and literary works; rights in, or associated with a person’s name, voice, signature, photograph or likeness, including rights of personality, privacy and publicity; rights of attribution and integrity and other moral rights; domain names, URLs, IP addresses, key word associations and related rights; all other proprietary, intellectual property and other rights relating to any or all of the foregoing; all copies and tangible embodiments of any or all of the foregoing (in whatever form or medium, including electronic media; and all rights to sue for and all remedies for past, present and future infringements of any or all of the foregoing and rights of priority and protection of interests therein under the laws of any jurisdiction, and (ii) the term “Business Intellectual Property” means all Intellectual Property owned, licensed, used or held by the Seller exclusively in connection with the operation of the Business.

3.8 Contracts. Section 3.8 of the Disclosure Schedule sets forth a true and complete list of the following written and oral contracts, agreements, licenses, leases, arrangements,

commitments and other instruments, and all amendments, modifications and supplements thereto (collectively, “Contracts”) which relate exclusively to the operation of the Business:

(a)	Contracts for a particular venue that cover at least twenty (20) retail locations;

(b)	Contracts with advertisers that involve future expenditures or projected receipts by the Company of more than $10,000 in any one-year period; and

(c)	any other Contract that is otherwise material to the operation of the Business.

Each Assigned Contract, is in full force and effect and is the legal, valid and binding obligation of the Seller and, to the knowledge of the Seller, of each other party thereto enforceable in accordance with its terms, and neither the Seller nor, to the knowledge of the Seller, the other party or parties thereto is or are in default thereunder and there exists no event, condition or occurrence which (with or without due notice or lapse of time, or both) would constitute such a default or alleged default by the Seller or, to the knowledge of the Seller, the other party or parties thereto of any of the foregoing. Except as set forth in Section 3.8 of the Disclosure Schedule, no consent of, or notice to, any Person is required under any such Assigned Contract as a result of or in connection with, and the terms or enforceability of any such Assigned Contract will not be affected in any manner by, the execution, delivery and performance of this Agreement or any Related Agreement, or the transactions contemplated hereby or thereby

3.9 Territorial Restrictions. The Seller is not contractually restricted from carrying on the operations of the Business as currently conducted anywhere in the world.

3.10 Litigation. Except as set forth in Section 3.10 of the Disclosure Schedule, there are no (i) legal, administrative, governmental or regulatory proceedings or other actions, suits, proceedings, claims, arbitrations, mediations, investigations or alternative dispute resolution procedures by or before any arbitrator, mediator, court or other Governmental Authority, whether at law, in equity or otherwise (collectively, “Actions”) pending or, to the knowledge of the Seller, threatened against the Seller involving or relating to the Business or any of the Acquired Assets, (ii) judgments, rulings, orders, writs, decrees, stipulations, settlements, injunctions or determinations of any Governmental Authority or arbitrator against the Seller involving or relating to the Business or any of the Acquired Assets, or (iii) material disputes with customers or suppliers of the Business.

3.11 Accounts Receivable. All Accounts Receivable: (a) have arisen only from bona fide transactions in the ordinary course of business consistent with past practice; (b) represent valid and enforceable obligations; and (c) are owned by the Seller free of all Encumbrances. No discount or allowance from the face amount of any receivable as of the Closing Date has been made or agreed to and none represents billings prior to actual sale of goods or provision of services. No obligor under and Account Receivable has refused or threatened to refuse to pay its obligations to the Seller for any reason and, to the knowledge of the Seller, no such obligor has been declared bankrupt by a court of competent jurisdiction or that is subject to any bankruptcy proceeding. Attached hereto as Section 3.11 of the Disclosure Schedule is a complete and accurate accounts receivable aging report with respect to the Accounts Receivable as of May 26, 2010.

3.12 Accounts Payable and Accrued Expenses. All accounts payable and accrued expenses included in the Assumed Liabilities have arisen only from bona fide transactions in the ordinary course of business consistent with past practice.

3.13 Compliance with Laws; Permits. The Seller has complied and is in compliance with all federal, state, local or foreign laws, ordinances, regulations and orders applicable to the Acquired Assets and the Seller’s ownership, use or operation thereof, and to the operation of the Business. The Seller has all federal, state, local and foreign governmental licenses, consents, approvals, authorizations, permits, orders, decrees and other compliance agreements (collectively, “Governmental Authorizations”) necessary to own, use, operate and perform under the Acquired Assets and to own and operate the Business; such Governmental Authorizations are in full force and effect; no violations are or have been recorded in respect of any thereof; and no proceeding is pending or, to the knowledge of the Seller, threatened to revoke or limit any thereof. Section 3.13 of the Disclosure Schedule contains a true and complete list of all such Governmental Authorizations under which the Seller is operating or bound; the Seller is not in default or alleged to be in default thereof; and the Seller has furnished to the Buyer true and complete copies thereof. None of such licenses, consents, approvals, authorizations, permits, orders, decrees and other compliance agreements shall be affected in any material respect by the transactions contemplated hereby or by any of the Related Agreements.

3.14 Employee Matters.

(a) Section 3.14(a) of the Disclosure Schedule identifies all Transferred Employees and sets forth each Transferred Employee’s: (i) rate of pay or annual compensation, (ii) bonus payments, (iii) job title, (iv) state of employment, (v) date of hire, (vi) annual vacation and sick time allowance and (vii) accrued vacation and sick time as of the Closing Date.

(b) All “employee benefit plans” as defined by Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”), all specified fringe benefit plans as defined in Section 6039D of the Code, and all other bonus, incentive-compensation, deferred-compensation, profit-sharing, stock-option, stock-appreciation-right, stock-bonus, stock-purchase, employee-stock-ownership, savings, severance, change-in-control, supplemental-unemployment, layoff, salary-continuation, retirement, pension, health, life-insurance, disability, accident, group-insurance, vacation, holiday, sick-leave, fringe-benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, contract or understanding (whether qualified or nonqualified, currently effective or terminated, written or unwritten) and any trust, escrow or other agreement related thereto (collectively the “Employee Plans”) that are maintained or contributed to by Seller or any other corporation or trade or business controlled by, controlling or under common control with Seller (within the meaning of Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA) have at all times complied, and currently comply, in all material respects with all legal requirements relating to each such Employee Plan.

3.15 Brokers. Neither the Seller, Alloy, nor any of their officers, directors, security holders or employees, has employed any broker, finder, investment banker or other agent, other than Petsky Prunier LLC, or incurred or will incur Liability for any brokerage fees, commissions, finders’ fees or similar fees in connection with the transactions contemplated hereby. The Seller is responsible for the payment of any commission or fee due to Petsky Prunier LLC.

3.16 Certain Business Practices. Neither the Seller nor any director, officer, employee or agent of the Seller on behalf of the Seller has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (b) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any other unlawful payment.

3.17 Solvency. The Seller (a) has sufficient capital to carry on the Business, (b) is able to pay its debts as they mature and (c) is solvent, and the value of its assets, at a fair valuation, is greater than all of its debts. The Seller has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by any creditor, (iii) suffered the appointment of a receiver to take possession of all or any portion of its assets, (iv) suffered the attachment or judicial seizure of all or any portion of its assets, (v) admitted in writing its inability to pay its debts as they come due or (vi) made an offer of settlement, extension or composition to its creditors generally.

3.18 Venue Arrangements. Section 3.18 of the Disclosure Schedule sets forth a list of all locations where advertising was placed by the Business at any time during the fiscal year ended January 31, 2010. Except as set forth in Section 3.18 of the Disclosure Schedule, to the knowledge of the Seller, the Seller has not received any notice that any location where advertising is placed will cease to permit or materially reduce the volume of advertising placed at such location or that any Person is seeking and intends to seek to alter the terms on which advertising is placed. The Business conducts its relationship with venue providers in accordance with industry practice and custom and such conduct does not violate any applicable laws, ordinances, regulations or orders.

3.19 Advertisers. Section 3.19 of the Disclosure Schedule sets forth the name and address of each advertiser (each, a “Material Advertiser”) who has placed at least $10,000 of advertising with the Business in the fiscal year ended January 31, 2010 and the volume of advertising or sponsorship purchased by each such advertiser in such periods. The current advertising rate cards of the Seller are as set forth in Section 3.19 of the Disclosure Schedule, and, except as further set forth in Section 3.19 of the Disclosure Schedule, since January 31, 2010, (A) no amount of advertising has been sold on a “barter,” “trade out” or exchange of goods or services basis, (B) there have been no advertising credits, “bonus advertisements” or “make goods” provided to any advertiser, (C) the Seller has not received any notice from any advertiser relating to any failure by the Seller to perform any obligation in favor of such advertiser and (D) no “make good,” bonus or materially discounted advertisements have been granted or promised. To the knowledge of the Seller, the Seller has not received any notice that any Material Advertiser: (i) has ceased or will cease to place advertising through the Business, (ii) has substantially reduced or will substantially reduce its placement of advertising with the Business or (iii) has sought or is seeking to decrease the amount payable to the Business in connection with the placement of advertising, including in each case after the consummation of the transactions contemplated hereby. The Business conducts its relationship with material advertisers in accordance with industry practice and custom and such conduct does not violate any applicable laws, ordinances, regulations and orders.

3.20 Internal Controls. The Seller maintains a system of internal control over financial reporting sufficient to provide reasonable assurance (i) that the Business maintains records that in reasonable detail accurately and fairly reflect their respective transactions and dispositions of assets, (ii) that transactions relating to the Business are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (ii) that transactions, receipts and expenditures relating to the Business are executed only in accordance with authorizations of management and the Board of Directors of the Seller, and (iv) regarding prevention or timely detection of the unauthorized access, acquisition, use or disposition of the Business’ assets. The Seller (i) has no significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Seller’s ability to record, process, summarize and report financial information relating to the Business and (ii) has disclosed to Buyer any and all material fraud committed by management or other employees who have a significant role in the Seller’s internal control over financial reporting relating to the Business.

3.21 Inventory. Section 3.21 of the Disclosure Schedule lists all display forms and media boards included in the Acquired Assets that are not currently in use as of the date hereof. All such display forms and media boards are owned exclusively by the Seller, consist of a quality and quantity usable and saleable in the ordinary course of business and have been priced at the lower of cost or market value on a first-in, first-out basis. The quantities of such display forms and media boards are not excessive in the present circumstances of the Seller.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE BUYER

Each of Parent and the Buyer represents and warrants to the Seller as follows:

4.1 Organization; Good Standing; Qualification and Power. Each of Parent and the Buyer (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and (ii) has all requisite corporate or limited liability company power and authority, as applicable, to enter into this Agreement and each of the Related Agreements to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby.

4.2 Authority; Enforceability; No Conflict; Consents. The execution, delivery and performance by Parent and the Buyer of this Agreement and each of the Related Agreements to which Parent or the Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Parent and the Buyer. Parent and the Buyer have duly executed and delivered this Agreement and each of the Related Agreements to which it is a party. This Agreement constitutes and each such Related Agreement constitutes the legal, valid and binding obligations of Parent and the Buyer, enforceable against them in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the rights of creditors generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Neither the execution, delivery and performance of this Agreement or the Related Agreements to which Parent or the Buyer is a party, nor the consummation by Parent or the Buyer of the transactions contemplated hereby or thereby, nor compliance by Parent or the Buyer with any provision hereof or thereof will conflict with any term, condition or provision of (x) the organizational documents of Parent or the Buyer, as amended through the date hereof, (y) any Contract to which Parent or the Buyer is a party, or by which Parent or the Buyer or any of its respective properties, assets or rights may be bound or (z) any law, statute, rule, regulation, order, writ, injunction, decree, permit, concession, license or franchise of any Governmental Authority applicable to Parent or the Buyer or any of their respective properties, assets or rights, in each case, which conflict would impair in any material respect or prevent the consummation of the transactions contemplated by this Agreement or any of the Related Agreements. No permit, authorization, consent or approval of or by, or any notification of or filing with, any Governmental Authority or other Person is required in connection with the execution, delivery and performance by Parent or the Buyer of this Agreement or any of the Related Agreements to which Parent or Buyer is a party or the consummation by Parent or the Buyer of the transactions contemplated hereby or thereby.

4.3 No Brokers. Neither Parent or the Buyer, nor or any of its respective officers, directors or employees has employed any broker, finder, investment banker or other agent or incurred or will incur any Liability for any brokerage fees, commissions, finders’ fees or similar fees in connection with the transactions contemplated hereby.

4.4 Litigation. There are no Actions pending or, to the knowledge of Parent or the Buyer, threatened, against Parent or the Buyer challenging, questioning the validity of or seeking to prevent the transactions contemplated by this Agreement or that would reasonably be likely to impair the ability of Parent or the Buyer to fulfill its obligations hereunder.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Public Announcements. Except as required by law or regulation (including any NASDAQ requirement), no party to this Agreement shall issue or permit to be issued any public announcement or statement or press release (“Public Announcement”) pertaining to this Agreement or any transaction contemplated hereby without the prior written consent of the parties, such consent not to be unreasonably withheld. The parties shall cooperate reasonably and in good faith to issue a mutually acceptable press release announcing the transaction within a mutually acceptable time following the Closing.

5.2 Litigation Cooperation. If any party to this Agreement or any of their respective Affiliates shall become engaged or participate in any Action relating in any way to the Business, including, without limitation, the Acquired Assets, the Excluded Assets, the Assumed

Liabilities, or the Excluded Liabilities, the other parties shall cooperate in all reasonable respects with such party in connection therewith, including, without limitation, making available to such parties, without cost, all relevant records and using its commercially reasonable efforts to make available the employees of such party or its Affiliates who are reasonably expected to be helpful with respect to such Action, provided that, to the extent practicable, such employees shall be made available in a manner so as not to interfere with their employment duties in any material respect.

5.3 Use of Names. From and after the Closing, neither the Seller nor Alloy shall use or permit to be used any names or other Trademarks included in the Acquired Assets or any derivations thereof.

5.4 Accounts Receivable/Collections. After the Closing, the Seller shall permit the Buyer to collect, in the name of the Seller all Accounts Receivable. The Seller shall promptly deliver to the Buyer any cash, checks or other property that the Seller may receive after the Closing in respect of any Accounts Receivable or other assets constituting part of the Acquired Assets.

5.5 Employment Matters.

(a) On or following the Closing Date, the Buyer shall offer employment to the individuals listed on Schedule 5.5(a) on terms mutually acceptable to the Buyer and each such employee. Any such employee accepting a position with the Buyer hereunder shall be referred to as a “Transferred Employee”. As of the commencement of any Transferred Employee’s employment with the Buyer (the “Commencement Date”), such Transferred Employee’s employment with the Seller shall terminate. The Seller consents to the hiring of the Transferred Employees by the Buyer or any of its Affiliates and waives in perpetuity any claims or rights arising under any non-competition, confidentiality, employment, assignment of inventions or similar Contract to which any Transferred Employee is a party that would prohibit any Transferred Employee from continuing to provide services to the Business after the Commencement Date but solely for such purpose.

(b) As promptly as practicable, but in no event later than such date as is required by law, the Seller shall (i) pay to each Transferred Employee all wages and other compensation earned through the Commencement Date, (ii) reimburse each Transferred Employee for all reimbursable expenses incurred by him or her through the Commencement Date, and (iii) make all other payments as may be owed to any employee either under any Contract, in accordance with any Seller policy or practice or required by applicable law.

(c) Except pursuant to Section 1.3(c), neither Parent nor the Buyer shall have any Liability with respect to any current or former employee, consultant or independent contractor of the Seller, including, without limitation, any Transferred Employee (each, a “Seller Employee”), arising from such Seller Employee’s employment or engagement with the Seller or the termination of such Seller Employee’s employment or engagement with the Seller. Without limiting the generality of the foregoing, from and after the Closing Date, the Seller shall remain solely responsible for any and all Liabilities in respect of the Seller Employees and their beneficiaries and dependents, relating to or arising in connection with or as a result of (i) the employment or engagement or the actual or constructive termination of employment or engagement of any such Seller Employee by the Seller (including, without limitation, in connection with the consummation of the transactions contemplated by this Agreement), (ii) the participation in or accrual of benefits or compensation under, or the failure to participate in or to accrue compensation or benefits under, or the operation and administration of, any Employee Plan or other employee or retiree benefit or compensation plan, program, practice, policy, agreement or arrangement of the Seller and (iii) accrued but unpaid salaries, wages, bonuses, incentive compensation, or other compensation or payroll items (including, without limitation, deferred compensation) but excluding vacation and sick pay. Further, the Seller shall remain responsible for the payment of any and all retention, change in control, severance or other similar compensation or benefits which are or may become payable in connection with the consummation of the transactions contemplated by this Agreement. The Seller shall, to the extent required by law, provide COBRA Coverage to all employees of the Seller who have a “qualifying event” under Section 4980B of Code.

(d) For purposes of determining eligibility, vesting and benefit accruals under the employee benefit plans of the Parent or the Buyer providing benefits to Transferred Employees, Parent or the Buyer shall for purposes of determining whether the Transferred Employee has met the eligibility service requirements of a benefit plan of the Parent or the Buyer and upon each applicable Transferred Employee’s commencement of participation in an applicable benefit plan for purposes of vesting and, to the extent applicable, for purposes of benefit accrual, credit each Transferred Employee with his or her years of service (or applicable portion thereof, as the case may be) with the Seller and any predecessor entities, to the same extent as such Transferred Employee was entitled to credit for such service under any similar benefit plan of Alloy or the Seller prior to the Transferred Employee’s commencement of participation in the benefit plan of the Parent or the Buyer, to the extent permitted by Buyer’s employee benefit plans. Parent or the Buyer shall cause any applicable service or benefit plan provider providing the benefit plans of the Parent or the Buyer that are group health plans (within the meaning of Section 5000(b)(1) of the Internal Revenue Code of 1986, as amended (the “Code”)) to the extent it is lawful and permitted by Buyer’s employee benefit plans, to waive any pre-existing condition exclusions or waiting periods for Transferred Employees and shall credit such Transferred Employees (and their dependents) for any deductibles and out-of-pocket expenses paid under the applicable benefit plans of Alloy or the Seller in the year of initial participation in the applicable benefit plans of the Parent or the Buyer that are group health plans (within the meaning of Section 5000(b)(1) of the Code) except to the extent a Transferred Employee (or dependent) was excluded from coverage under the applicable benefit plans of Alloy or the Seller.

ARTICLE VI

INDEMNIFICATION

6.1 Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

(a) “Affiliate” means, as to any Person, any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with such Person.

(b) “Event of Indemnification” means a Seller Event of Indemnification or a Buyer Event of Indemnification, as applicable.

(c) “Indemnified Persons” means:

(i) with respect to a Seller Event of Indemnification Parent, the Buyer, their respective Affiliates, their successors and assigns, and the respective officers, directors, employees and agents of each of the foregoing (the “Buyer Indemnified Persons”); or

(ii) with respect to a Buyer Event of Indemnification, the Seller, Alloy, their respective Affiliates, their successors and assigns, and the respective officers, directors, employees and agents of each of the foregoing (the “Seller Indemnified Persons”).

(d) “Indemnifying Person” means a Seller Indemnifying Person or a Buyer Indemnifying Person, as applicable.

(e) “Losses” means any and all losses, liabilities, damages, deficiencies, fines, payments, costs, interests, awards, judgments, penalties and expenses (including reasonable attorneys’ fees and including any such expenses incurred in connection with investigating, defending against or settling any of the foregoing) suffered or incurred by any Indemnified Person arising from or in connection with any such matter that is the subject of indemnification pursuant to Section 6.2 hereof. Notwithstanding anything to the contrary contained in this Agreement or otherwise, there shall be no indemnification pursuant to this Agreement by any Indemnifying Person for any special, incidental, punitive, consequential or similar damages (including damages for lost profits and diminution of value) other than special, incidental, punitive, consequential or similar damages that are awarded to a third party pursuant to a Third Party Claim.

6.2 Indemnification.

(a) The Seller and Alloy (the “Seller Indemnifying Persons”), jointly and severally, shall indemnify, defend and hold harmless the Buyer Indemnified Persons from and against any and all Losses arising out of or resulting from any of the following (each, a “Seller Event of Indemnification”):

(i) the breach or inaccuracy of any representation or warranty of the Seller or Alloy contained in this Agreement or in any Related Agreement or certificate delivered by the Seller pursuant to this Agreement (as such representation or warranty would read if all qualifications as to materiality or Material Adverse Effect were deleted therefrom);

(ii) the breach of or non-compliance with any agreement or covenant of the Seller or Alloy contained in this Agreement or in any Related Agreement or certificate delivered by the Seller pursuant to this Agreement or any Related Agreement; or

(iii) any of the Excluded Liabilities, including, without limitation, the failure of the Seller to honor, pay, discharge or perform any Excluded Liability;

(b) The Buyer and Parent (the “Buyer Indemnifying Persons”) shall indemnify, defend and hold harmless the Seller Indemnified Persons from and against any and all Losses arising out of or resulting from any of the following (each, a “Buyer Event of Indemnification”):

(i) the breach or inaccuracy of any representation or warranty of the Buyer contained in this Agreement or in any Related Agreement or certificate delivered by the Buyer pursuant to this Agreement;

(ii) the breach of or non-compliance with any agreement or covenant of the Buyer contained in this Agreement or in any Related Agreement or certificate delivered by the Buyer pursuant to this Agreement; or

(iii) any of the Assumed Liabilities, including, without limitation, the failure of the Buyer to honor, pay, discharge or perform any Assumed Liability.

6.3 Limitations.

(a) Subject to the provisions of Section 6.3(b):

(i) No indemnification shall be payable by a Seller Indemnifying Person with respect to Losses arising from a Seller Event of Indemnification described in Section 6.2(a)(i) until the cumulative amount of all such Losses exceeds $500,000 (the “Deductible”), whereupon the Seller Indemnifying Persons shall be liable for Losses in excess of such amount, subject to the limitations set forth in Section 6.3(a)(ii), provided, however, that in determining whether the Deductible has been obtained, only individual Losses in excess of $50,000 shall be considered, provided, further, however, that the foregoing shall not apply with respect to any Losses resulting from any breach or inaccuracy of any of Sections, 3.2, 3.5, 3.6(a), 3.14(b) and 3.15 (the “Seller Fundamental Representations”), such that the Buyer Indemnified Persons shall be entitled to recover the full amount of such Losses, subject to the limitations set forth in Section 6.3(a)(ii).

(ii) The maximum aggregate liability of all Seller Indemnifying Persons pursuant to this Article VI with respect to Losses resulting from all Seller Events of Indemnification described in Section 6.2(a)(i) shall be an amount equal to $1,800,000 to (the “Cap”), provided, however, that the foregoing shall not apply to Losses resulting from a breach or inaccuracy of the Seller Fundamental Representations, provided that in no event shall the Seller Indemnified Persons liability under this Agreement exceed the Purchase Price.

(iii) The maximum aggregate liability of the Buyer Indemnifying Persons pursuant to this Article VI with respect to Losses resulting from all Buyer Events of Indemnification shall not exceed the Purchase Price.

(b) Notwithstanding any provision of this Agreement to the contrary, the provisions of Section 6.2(a) shall not apply to Losses arising from fraud.

(c) The parties agree that any payment pursuant to an indemnification obligation under this Article VII shall be treated for federal income tax purposes as an adjustment to the Purchase Price.

(d) In calculating amounts payable to an Indemnified Person, the amount of the indemnified Losses shall not be duplicative of any other Loss for which an indemnification claim has been made and shall be computed net of (i) payments recoverable by the Indemnified Person under any insurance policy with respect to such Losses and (ii) any prior or subsequent recovery by the Indemnified Person from any person with respect to such Losses.

6.4 Assertion of Claims.

(a) To bring a claim for indemnification under this Article VII, the Indemnified Person shall give the appropriate Indemnifying Person(s) written notice of the existence of any such claim, specifying the nature and basis of such claim and the amount thereof, to the extent known, and, if such claim arises from a Third Party Claim as defined in Section 6.5, accompanied by copies of all relevant documentation with respect to such Third Party Claim, including, without limitation, any summons, complaint or other pleading that may have been served, any written demand or any other document or instrument (each, a “Notice of Claim”) in each case, as promptly as practicable after becoming aware of such claim. Notwithstanding the foregoing, the failure so to provide such Notice of Claim will not relieve the Indemnifying Person(s) from any Liability which they may have to the Indemnified Persons under this Agreement or otherwise (unless and only to the extent that such failure results in the loss or compromise in any material respect of any material rights or defenses of the Indemnifying Persons and the Indemnifying Persons were not otherwise aware of such action or claim). Notwithstanding the foregoing, no claim shall be brought under this Article VI with respect to an Event of Indemnification described in Section 6.2(a)(i) or 6.2(b)(i) unless an applicable Indemnified Person, at any time prior to the applicable Survival Date, gives an applicable Indemnifying Person a Notice of Claim with respect to such claim. If a Notice of Claim has been given on or prior to the applicable Survival Date, the relevant representations and warranties shall survive as to such claim until the claim has been finally resolved.

(b) In the case of a claim for indemnification not arising from a Third Party Claim, if the Indemnifying Person disputes its liability with respect to such claim, in whole or in part, the Indemnifying Person and the Indemnified Person shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction in accordance with Section 7.6.

6.5 Defense of Third Party Claims. Claims resulting from the assertion of liability by third parties (each, a “Third Party Claim”) shall be subject to the following terms and conditions:

(a) The Indemnifying Person may defend any Third Party Claim with counsel of its own choosing, and shall act reasonably and in accordance with its good faith business judgment in handling such Third Party Claim. If the Indemnifying Person elects not to defend such Third Party Claim, the Indemnifying Person shall promptly provide notice to the Indemnified Person in which case the Indemnified Person shall defend such claim with counsel reasonably acceptable to the Indemnifying Person and the Indemnified Person shall have the right to be represented by its own counsel at its own expense. If the Indemnifying Person determines to accept the defense of such Third Party Claim, it shall defend such Third Party Claim with counsel of its own choice at its own expense, provided that, the Indemnified Person shall have the right to be represented by its own counsel at its own expense. If the Indemnifying Person fails to undertake the defense of or settle or pay any such Third Party Claim within ten (10) days after the Indemnified Person has given written notice to the Indemnifying Person of the claim, or if the Indemnifying Person, after having given such notification to the Indemnified Person, fails within ten (10) days, or at any time thereafter, to defend to the reasonable satisfaction of the Indemnified Person, settle or pay such claim, then the Indemnified Person may take any and all necessary action to dispose of such claim subject to Section 6.5(b). The Indemnifying Person and the Indemnified Person shall make available to each other and their counsel and accountants all books and records and information relating to any Third Party Claims, keep each other fully apprised as to the details and progress of all proceedings relating thereto and render to each other such assistance as may be reasonably required to ensure the proper and adequate defense of any and all Third Party Claims.

(b) The party controlling the defense of a Third Party Claim may settle such Third Party Claim on any terms which it may deem reasonable, provided that, the party controlling the defense shall not without the other parties’ prior written consent settle or compromise such proceeding, claim or demand, or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to such other party of a written release from all liability in respect of such proceeding, claim or demand.

6.6 Survival of Representations, Warranties and Covenants. The representations and warranties made by the parties in this Agreement shall survive the Closing Date until such date that is twelve (12) months following the Closing Date (provided that if Notice of Claim is given within such period, the claim shall continue to survive thereafter as provided in Section 6.4(a)); provided, however, that the Seller Fundamental Representations and the representations and warranties of Parent and the Buyer set forth in Article IV, shall survive the Closing until sixty (60) days following the expiration of the applicable statute of limitations (including any extension thereof). For convenience of reference, the date upon which any representation or warranty contained herein shall terminate is referred to herein as the “Survival Date.” Unless otherwise expressly set forth in this Agreement, the covenants and agreements set forth in this Agreement shall survive the Closing and remain in effect indefinitely.

6.7 Sole and Exclusive Remedy. Except for any claims related to fraud and claims for equitable relief under Section 7.15, the sole and exclusive remedy for all Losses relating to this Agreement or the transactions contemplated hereby shall be the indemnification provisions set forth in this Article VI.

ARTICLE VII

MISCELLANEOUS

7.1 Expenses. Each party shall bear all out-of-pocket costs and expenses incurred by such party to third parties in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Related Agreements to which such Person is a party, and in connection with the consummation of the transactions contemplated hereby and thereby including, without limitation, legal, accounting and broker’s fees. Notwithstanding the foregoing, in the event that a party institutes an Action to enforce its rights under this Agreement or any Related Agreement, the prevailing party in such Action shall be entitled to recover its reasonable costs and expenses (including reasonable attorneys’ fees) incurred in connection with such Action from the losing party.

7.2 Entire Agreement. This Agreement (including the Disclosure Schedule and the exhibits and other schedules attached hereto) and the Related Agreements contain the entire agreement among the parties hereto with respect to the transactions contemplated hereby and supersede all prior agreements or understandings, written or oral, among the parties with respect thereto. Without limiting the generality of this Section 7.2 and notwithstanding anything in this Agreement to the contrary, no party is making any representation or warranty whatsoever, oral or written, express or implied, in connection with the transactions contemplated by this Agreement and the Related Agreements other than those set forth in Articles III and IV of this Agreement or in the Related Agreements and no party is relying on any statement, representation or warranty, oral or written, express or implied, made by any other party except for the representations and warranties set forth in Articles III and IV of this Agreement or in the Related Agreements. The parties hereto agree that, notwithstanding any access to information by any party or any right of any party to this Agreement to investigate the affairs of any other party to this Agreement, the party having such access and right to investigate shall have the right to rely fully upon the representations and warranties of the other party expressly contained in this Agreement and on the accuracy of any schedule, exhibit or other document attached hereto or referred to herein or delivered by such other party or pursuant to this Agreement.

7.3 Interpretation. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

7.4 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally-recognized overnight courier or by facsimile, with confirmation as provided above addressed as follows:

(i)	if to Parent or the Buyer, to:

Acosta Frontline, LLC

6600 Corporate Center Parkway

Jacksonville, FL 32216

and

Foley & Lardner LLP

One Independent Drive, Suite 1300

Jacksonville, FL 32202

Attention: Danielle R. Whitley, Esq.

Facsimile: (904) 359-8700

with copy to (which shall not constitute notice):

Acosta, Inc.

6600 Southpoint Parkway

Jacksonville, FL 32216

Attention: Drew Prusiecki, Esq.

Facsimile: (904) 296-4566

And with copy to (which shall not constitute notice)

Foley & Lardner LLP

One Independent Drive, Suite 1300

Jacksonville, FL 32202

Attention: Gardner F. Davis, Esq.

Facsimile: (904) 359-8700

(ii)	if to the Seller, to:

Alloy Media, LLC

151 West 26th Street, 11th Floor

New York, NY 10001

Attention: Chief Executive Officer

Facsimile: (212) 244-4311

with a copy to (which shall not constitute notice):

Alloy, Inc.

151 West 26th Street, 11th Floor

New York, NY 10001

Attention: General Counsel

Facsimile: (212) 244-4311

and

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Attention: Dean G. Zioze, Esq.

Facsimile: (617) 542-2241

(iii)	if to Alloy, to:

Alloy, Inc.

151 West 26th Street, 11th Floor

New York, NY 10001

Attention: General Counsel

Facsimile: (212) 244-4311

with a copy to (which shall not constitute notice):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Attention:  Dean G. Zioze, Esq.

Facsimile: (617) 542-2241

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith. All such notices or communications shall be deemed to be received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next business day after the date when sent and (c) in the case of facsimile transmission, upon confirmed receipt before 5:00 p.m. EST on the date of receipt, otherwise, on the next Business Day following confirmed receipt.

7.5 Counterparts. This Agreement may be executed in any number of counterparts by original or facsimile signature, each such counterpart shall be an original instrument, and all such counterparts together shall constitute one and the same agreement.

7.6 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to its conflicts of laws provisions. The parties irrevocably and unconditionally submit to the exclusive jurisdiction of the federal and state courts sitting in New York, New York over any suit, action or proceeding arising out of or relating to this Agreement or any Related Agreement. The parties irrevocably and unconditionally waive any objection to the laying of venue of any such suit, action or proceeding brought in such court and any claim that any such suit, action or proceeding brought in such court has been brought in an inconvenient forum. The parties agree that a final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the parties and may be enforced in any other courts to whose jurisdiction other parties are or may be subject, by suit upon such judgment.

7.7 Benefits of Agreement. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, executors, administrators and permitted assigns. This Agreement may not be assigned by the Seller or any Stockholder without the consent of Parent and the Buyer.

7.8 Pronouns. As used herein, all pronouns shall include the masculine, feminine, neuter, singular and plural thereof whenever the context and facts require such construction.

7.9 Amendment, Modification and Waiver. This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing signed by Parent, the Buyer, the Seller and Alloy. Any party to this Agreement may waive in writing any obligation owed to it by any other party under this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

7.10 No Third Party Beneficiaries. Nothing express or implied in this Agreement is intended to confer, nor shall anything herein confer, upon any Person other than the parties hereto and the respective successors or assigns of the parties, any rights, remedies, obligations or liabilities whatsoever, except to the extent that such Person is an Indemnified Person in respect of the indemnification provided in accordance with Article VI of this Agreement.

7.11 Interpretation. This Agreement has been negotiated between the parties and will not be deemed to be drafted by, or the product of, any party. As such, this Agreement will not be interpreted in favor of, or against, any party.

7.12 No Joint Venture. No party hereto shall make any warranties or representations, or assume or create any obligations, on the other party’s behalf except as may be expressly permitted hereunder or in writing by such other party.

7.13 Severability. In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Agreement shall nevertheless remain in full force and effect.

7.14 Definition of Knowledge. The phrase “to the knowledge of the Seller” and similar terms and phrases used to refer to the knowledge or awareness of the Seller means the actual knowledge Jeff Myers, Lili Mahlab, James Johnson and Matt Diamond after commercially reasonable, good faith review of the Agreement and Disclosure Schedules.

7.15 Specific Performance. The rights and remedies of the parties hereto shall be cumulative. The transactions contemplated by this Agreement are unique transactions and any failure on the part of any party to complete the transactions contemplated by this Agreement on the terms of this Agreement will not be fully compensable in damages and the breach or threatened breach of the provisions of this Agreement would cause the other parties hereto irreparable harm. Accordingly, in addition to and not in limitation of any other remedies available to the parties hereto for a breach or threatened breach of this Agreement, the parties shall be entitled to seek specific performance of this Agreement and seek an injunction restraining any such party from such breach or threatened breach.

7.16 Representation by Legal Counsel. Each of the Seller and Alloy has been advised to seek, and has an adequate opportunity to consult with, legal counsel in connection with the negotiation, execution and delivery of this Agreement and the Related Agreements to which it is a party and the performance of the transactions contemplated hereby and thereby.

7.17 Bulk Sales Law. Each party hereby waives compliance by each other with the so-called “bulk sales law” and other similar law in any jurisdiction in respect of the transactions contemplated by this Agreement.

7.18 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUR OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the parties hereto has caused this Asset Purchase Agreement to be executed on its behalf as of the day and year first above written.

PARENT:

ACOSTA, INC.

By:	/s/ Drew W. Prusiecki
Name: Drew W. Prusiecki
Title: General Counsel and Secretary

THE BUYER:

ACOSTA FRONTLINE, LLC

By:	/s/ Drew W. Prusiecki
Name: Drew W. Prusiecki
Title: General Counsel and Secretary

THE SELLER:

ALLOY MEDIA, LLC

By:	/s/ Gina DiGioa
Name:	Gina DiGioia
Title:	Secretary

ALLOY, INC.

By:	/s/ Gina DiGioa
Name:	Gina DiGioia
Title:	Secretary

Exhibit A

Form of Bill of Sale, Assignment and Assumption Agreement

Exhibit B

Form of Trademark Assignment

Exhibit C

Transition Services Agreement